

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2010

George Morris
Chief Executive Officer
Internet Infinity, Inc.
413 Avenue G, #1
Redondo Beach, CA 90277

> **Re:**   **Internet Infinity, Inc.**
> **Amendment No. 1 to Item 4.01 Form 8-K**
> **Filed October 25, 2010**
> **File No. 0-27633**

Dear Mr. Morris:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Item 4.01 Form 8-K filed October 25, 2010

1.   Amendments should set forth the complete text of each item as amended. As such, please file the complete text of Item 4.01 in an amendment with all of the disclosures required in Item 304 of Regulation S-K. Refer to Rule 12b-15 promulgated under the Securities Exchange Act of 1934. Additionally, please do not include the representations in the last paragraph in the amendment. Those representations should be provided to us in a letter submitted on Edgar as correspondence.

2.   Please file a letter from Kabani as an exhibit to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

You may contact Lisa Sellars at 202-551-3348 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

William H. Thompson
Accounting Branch Chief